SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS | 2Q13

--- Launches were R$461 million, with sales of R$554 million in the 2Q---

--- Gafisa Group unit deliveries decreased 62% y-o-y to 4,673 in the 1H13 ---

--- First half unit deliveries reached 30% of the mid-range guidance for the full year ---

FOR IMMEDIATE RELEASE - São Paulo, July 11 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the quarter ending June 30, 2013.

Duilio Calciolari, Chief Executive Officer, said: “During the second quarter we increased pre sales as compared to the first three months of the year, mainly due to the improvement in the gross sales and the reduction in the number of dissolutions, which shall continue diminishing from now until the end of the year.”

“On a positive note, on June 7 we were pleased to announce the sale of a majority stake in Alphaville to Blackstone and Patria and the acquisition of the 20% remaining stake in the company. Upon completion of the sales transaction with Blackstone and Patria, which is expected to be concluded in the next 90 days, the proceeds will go to strengthening our balance sheet, by both reducing leverage and adjusting our capital structure. We are focused on the operational improvement and consistency of the Gafisa and Tenda brands, while continuing to evaluate the best strategic alternatives that will generate value to our shareholders.”

Consolidated Launches

Second-quarter 2013 launches totaled R$461 million, a 50% sequential increase, and a 16% reduction compared to 2Q12. Y-o-Y launches decreased as a result of the delays in receiving certain licenses considered necessary prior to launch. The result represents 26% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. 11 projects/phases were launched across 5 states in 1H13, with Gafisa accounting for 39% of the PSV of launches, Alphaville 42% and Tenda segment the remaining 19% in terms of PSV.

Table 1. Gafisa Group Launches (R$ million)

Launches	2Q13	1Q13	Q/Q(%)	2Q12	Y/Y(%)	1H13	1H12	Y/Y(%)
Gafisa Segment	215,910	83,029	160%	465,900	-54%	298,939	680,590	-56%
Alphaville Segment	212,077	110,828	91%	80,619	163%	322,905	329,669	-2%
Tenda Segment	33,056	113,696	-71%	0	0%	146,752	0	0%
Total	461,043	307,553	50%	546,519	-16%	768,596	1,010,259	-24%

Consolidated Pre-Sales

Second-quarter 2013 consolidated pre-sales totaled R$554 million, a 154% increase compared to the previous quarter, and a 12% decrease over 2Q12. Sales from launches represented 47% of the total, while sales from inventory comprised the remaining 53%.

Table 2. Gafisa Group Pre-Sales (R$ million)

Pre-Sales	2Q13	1Q13	Q/Q(%)	2Q12	Y/Y(%)	1H13	1H12	Y/Y(%)
Gafisa Segment	216,911	101,116	115%	456,383	-52%	318,027	773,085	-59%
Alphaville Segment	166,887	110,380	51%	158,184	6%	277,267	340,161	-18%
Tenda Segment	169,841	6,785	2403%	15,728	980%	176,626	-74,715	336%
Total	553,639	218,281	154%	630,295	-12%	771,919	1,038,532	-26%

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 13%, compared to 6% in 1Q13, due to improvement in the gross sales and lower volume of dissolutions in the period. Y-o-Y sales speed decreased to 13% from 16%, given the lower volume of launches. The consolidated sales speed of launches reached 44%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	2Q13	1Q13	Q/Q(%)	2Q12	Y/Y(%)	1H13	1H12	Y/Y(%)
Gafisa Segment	9,8%	5,0%	480 bps	19,6%	-980 bps	13,7%	29,2%	-1550 bps
Alphaville Segment	15,8%	12,0%	380 bps	21,6%	-580 bps	23,8%	37,3%	-1350 bps
Tenda Segment	20,0%	0,9%	1910 bps	1,8%	1820 bps	20,6%	-9,8%	3040 bps
Total	13,4%	5,9%	750 bps	16,1%	-270 bps	17,8%	24,0%	-620 bps

PREVIEW OF OPERATIONAL RESULTS | 2Q13

Delivered Projects

Gafisa delivered 20 projects encompassing 3,373 units/phases during the second quarter of this year. The delivery date is based on the “delivery meeting” that takes place with customers, and not upon the physical completion, which is prior to the delivery meeting. In 1H13, the projects delivered by the Gafisa Group reached 4,673 units, representing a 62% y-o-y decrease. The 1H13 result equates to 30% of full-year guidance. Furthermore, over 1,500 units were concluded, that are in the final process of the documentation required for the conclusion of the delivery process.

Chart 1. Delivered units (2010 – 2Q13)

Inventory (Properties for Sale)

Consolidated inventory at market value increased R$71 million to R$3.6 billion from R$3.5 billion in the previous quarter. The market value of Gafisa inventory, which represents 56% of total inventory, was stable at R$2.0 billion at the end of 2Q13, compared to R$1.92 billion at the end of 1Q13. The market value of Alphaville inventory was R$886 million at the end of 2Q13, a 10% increase compared to R$809 million at the end of 1Q13. Tenda inventory was valued at R$680 million at the end of 2Q13, compared to R$773 million at the end of 1Q13. Dissolutions decreased by 26% as compared to 1Q13 and the Gafisa Group is experiencing positive demand for these units. Of the 2,503 units that had sales cancellations at Tenda business and returned to inventory, 61% have already been resold.

Table 4. Inventory at Market Value 2Q13 x 1Q13

	Inventory BP1 (1Q13)	Launches	Dissolutions	Pre Sales	Price Adjustments [5]	Inventory EP2 (2Q13)	% Q/Q3	VSO[4]
Gafisa (A)	1,921,120	215,910	137,674	(354,585)	87,690	2,007,810	5%	9.8%
Alphaville (B)	808,927	212,077	59,350	(226,237)	32,248	886,365	10%	15.8%
Tenda (C)	772,992	33,056	157,848	(327,689)	43,492	679,699	-12	20.0%%
Total	3,503,039	461,043	354,872	(908,511)	163,430	3,573,874	2%	13.4%

Note: 1) BoP beginning of the period – 1Q13. 2) EP end of the period – 2Q13.  3) % Change 2Q13 versus 1Q13. 4)  2Q13 sales velocity. 5) Price adjustment related price gain and INCC/IGPM indexes.

GAFISA  SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$550,000.

Gafisa Launches

Second-quarter launches reached R$216 million and included 2 projects/phases fully concentrated in São Paulo, 160% higher than the R$83 million in the previous quarter.

Gafisa Pre-Sales

Second-quarter gross pre-sales totaled R$355 million, a 21% increase compared to 1Q13. Net pre-sales totaled R$217 million in 2Q13, a 52% decrease compared to 2Q12 and a 115% increase Y-o-Y. Units launched during the same year represented 35% of total sales, while sales from inventory accounted for the remaining 65%. In 2Q13, sales velocity was 9.8%, compared to 5.0% in 1Q13, and 19.6% in 2Q12. The sales velocity of Gafisa launches was 37%.

In the same period, the volume of dissolutions was R$138 million, a 28% sequential decrease. It is worth highlighting that, out of the dissolutions of the period, 45% refer to completed units and 35% to units in non-core markets. Ex-dissolutions, sales velocity of the Gafisa segment in 2Q13 reached 15%. Out of the 923 cancelled units that returned to inventory, around 33% were already resold in the 1H13.

Gafisa Delivery

During the first half of 2013, Gafisa delivered 10 projects/phases and 1.728 units, reaching 41% of the mid-range of full-year delivery guidance of 3.500 to 5.000 units for the brand.

PREVIEW OF OPERATIONAL RESULTS | 2Q13

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices between R$100,000 and R$500,000.

Alphaville Launches

Second-quarter launches totaled R$212 million, a 163% increase compared to 2Q12, and included 3 projects/phases across 3 states. The brand accounted for a 42 percent share of 1H13 consolidated launches, up from 33% percent a year ago.

Alphaville Pre-Sales

Second-quarter pre-sales reached R$167 million, a 51% increase compared to the first quarter of 2013 and a 6% increase y-o-y. During 1H13, the residential lots segment’s share of consolidated pre-sales increased to 36% from 33% in 1H12. In 2Q13, sales velocity (sales over supply) was 15.8%, compared to 12.0% in 1Q13. During the 1H13, sales velocity from launches was 21.6%. Sales from launches represented 58% of total sales, while the remaining 42% came from inventory.

Alphaville Delivery

During the 1H13, Alphaville delivered 1 projects/phases and 419 units. Some of the completed developments are already in the final stage of obtaining the delivery paperwork.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$100,000 and R$130,000.

Tenda Launches

Throughout 2012, Tenda implemented corrective actions focused on improving the execution and delivery of existing and in-progress developments. During that period, the Company deliberately halted the launch of Tenda units to establish control over the financial and operational construction cycle so that sustainable profitable growth could be resumed.

Having achieved control of the operational and the financial cycle in 2012, the Tenda brand resumed launches in the 1H13. Second-quarter launches totaled R$33 million and included 1 project/Phase, Itaim Paulista Life. The brand accounted for 7% percent of second quarter consolidated launches.

Tenda Pre-Sales

Second-quarter net pre-sales totaled R$170 million. Sales from units launched during the same period represented 17% of total gross contracted sales of R$328 million. Sales from inventory accounted for the remaining 83%.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales were contingent upon the ability to pass mortgages onto financial institutions, and sales are conditioned on the ability of transferring the mortgage to the financial institutions. Out of the 1H13 launches of R$147 million, within Tenda’s new business model, sales of R$69 million were registered (47% of total), of which R$27 million were already transferred and R$42 million are in the transfer process to financial institutions.

In 2Q13, sales velocity (sales over supply) was 20.0%, compared to 0.9% in 1Q13, due to the decrease in dissolutions volume and sales performance of launches in the period. The sales velocity of Tenda launches was 47% during the 2Q13.

Tenda is keeping up with the completion and delivery of legacy projects, and is maintaining the process of dissolution with non-eligible clients, to further sell the units to qualified customers. Out of the 2.503 Tenda units that were cancelled and returned to inventory, 61% have already been resold to qualified customers within 1H13.

Tenda Segment Operations

In 2Q13, Tenda transferred around 2.631 units to financial institutions, totaling 5.352 units transferred in 1H13.

Tenda Delivery

During the 1H13, Tenda delivered 18 projects/phases and 2.526 units, reaching 36% of the mid-range of full-year delivery guidance of 6.500 to 7.500 units for the brand.

PREVIEW OF OPERATIONAL RESULTS | 2Q13

ABOUT GAFISA

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations / Luciana Doria Wilson Phone: +55 11 3025-9305 /9242/9297 Fax: +55 11 3025-9348 Email: ir@gafisa.com.br	Media Relations (Brazil) / Fernando Kadaoka Máquina da Notícia Comunicação Integrada Phone: +55 11 3147-7498 / Fax: +55 11 3147-7900 Email: fernando.kadaoka@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 11, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer